CitiFunds Trust I

125 Broad Street

New York, NY 10004

March 10, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Keith O’Connell

Re:

CitiFunds Trust I (filing relates only to Salomon Brothers Aggressive Growth Fund) (File Nos. 2-90518 and 811-4006); Application for Withdrawal of Certain Post-Effective Amendments to Registration Statement

Dear Mr. O’Connell:

CitiFunds Trust I, a Massachusetts business Trust (the “Trust”), on behalf of its series, Salomon Brothers Aggressive Growth Fund (the “Fund”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A that relate to the Fund and which are listed on Exhibit A attached hereto (the “Amendments”).

The Trust, on behalf of the Fund, is requesting withdrawal of the Amendments, because it no longer intends to offer shares of the Fund. No shares of the Fund have been issued or sold.

Please note that Amendments filed prior to February 3, 2004 are joint filings that relate both to the Fund and another series of the Trust, Salomon Brothers All Cap Growth Fund (the “All Cap Fund”). As of February 3, 2004, these two series began to make separate filings with the Securities and Exchange Commission (the “Commission”). No shares of the All Cap Fund were ever issued or sold. Accordingly, pursuant to a withdrawal request filed with the Commission on September 28, 2005 on behalf of the All Cap Fund, the Commission granted the withdrawal of the Post-Effective Amendments to the Trust’s Registration Statements on Form N-1A filed with the Commission on or after February 3, 2004 that related solely to the All Cap Fund.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (203) 890-7045 or Michelle R. Cirillo of Bingham McCutchen LLP at (617) 951-8029.

Sincerely,

CITIFUNDS TRUST I, on behalf of its series, Salomon Brothers Aggressive Growth Fund,

By: /s/ George P. Hoyt

Name: George P. Hoyt

Title: Assistant Secretary

Exhibit A

Post-Effective Amendments to be Withdrawn

Post Effective Amendment Number		Date of Filing	SEC Accession Number
1933 Act #	1940 Act #
45	46	July 3, 2001	0000950117-01-500683
46	47	September 17, 2001	0000929638-01-500196
47	48	December 5, 2001	0000929638-01-500259
48	49	February 15, 2002	0000929638-02-000029
49	50	May 3, 2002	0000929638-02-000061
50	51	July 1, 2002	0000929638-02-000093
51	52	August 29, 2002	0000929638-02-000113
52	53	October 25, 2002	0000929638-02-000139
53	54	December 23, 2002	0000929638-02-000158
55	56	February 20, 2003	0000929638-03-000037
56	57	April 18, 2003	0000929638-03-000069
57	58	June 16, 2003	0000929638-03-000098
58	59	August 14, 2003	0000929638-03-000114
59	60	October 31, 2003	0000929638-03-000151
61	52	December 29, 2003	0000929638-03-000167
62	63	February 3, 2004	0000929638-04-000013
76	77	February 25, 2005	0000950117-05-000757
78	79	April 29, 2005	0001047469-05-012151